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                                                                 Exhibit (a)(10)


                                                       Media Relations
                                                       1850 M Street, N.W.
                                                       Suite 1100
                                                       Washington, D.C. 20036
                                                       Telephone: (202) 828-7410

FOR IMMEDIATE RELEASE

Contact:
Bill White, Sprint (O) 913-624-2226; (H) 913-681-9099
E-Mail: bill.k.white@mail.sprint.com


                          SPRINT EXTENDS TENDER OFFER
                FOR 1,250,000 SHARES OF EARTHLINK NETWORK, INC.


     KANSAS CITY, Mo., May 29, 1998 -- Sprint announced today that it is extending its $45.00 per share cash tender offer for 1,250,000 shares of common stock of EarthLink Network, Inc. (NASDAQ:ELNK). The offer, which commenced on February 18, 1998, and was scheduled to expire on June 1, 1998, has been extended through 1:30 p.m., New York City time (EDT), on June 5, 1998. As of midnight, on Wednesday, May 27, 1998, 4,701,812 shares of EarthLink's outstanding common stock had been tendered under the terms of the offer. The shares tendered represent approximately 39 percent of EarthLink's outstanding common stock. All of the conditions in Section 14 of the Offer to Purchase must be satisfied or waived prior to the Expiration Date and before the offer and the other transactions contemplated by the Investment Agreement among Sprint, EarthLink and the other parties can be consummated. EarthLink will hold a special meeting of its stockholders, on June 5, 1998, at 12:00 p.m. (EDT) at which its stockholders will consider the approval of certain transactions contemplated by the Investment Agreement.